FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of January 2007.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Change in Condition for Acceptance of Tender Offer for the Shares of Brilliant Manufacturing Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2007
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

THE TENDER OFFER DESCRIBED BELOW IS NOT AVAILABLE TO PERSONS IN THE UNITED STATES OF AMERICA.

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on January 26, 2007, in Kyoto, Japan

Change in Condition for Acceptance of Tender Offer for the Shares of

Brilliant Manufacturing Limited

Nidec Corporation (the “Company”, NYSE: NJ) announced today a change in a condition for acceptance of the tender offer for the shares of Brilliant Manufacturing Limited (“Brilliant” or “Offeree”) in Singapore.  The Company had originally conditioned acceptances of the tender offer on the Company owning no less than 90% of the issued shares of common stock and options upon completion of the tender offer.

However, taking the level of acceptances of 85.79% as of today into consideration, the Company has decided to revise such condition from 90% to 53.01%, pursuant to irrevocable undertakings under which certain major shareholders have agreed not to withdraw their acceptances.  In addition, in accordance with the Singapore Code on Takeovers and Mergers, the Offer will be extended to February 8, 2007.  Notwithstanding the revision of the Offer, the Company intends to continue to pursue its corporate strategy as previously indicated.

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